T. Rowe Price Summit Muncipal Funds, Inc.
T. Rowe Price Summit Municipal Income

The statement from the fund's prospectus sticker dated 6/15/04 about the funds' weighted average maturity has been added to the prospectus as follows:

We may buy securities of any maturity, and the weighted average maturity is expected to exceed 15 years but may be less than that when, in the judgment of the portfolio manager a shorter weighted average maturity is in the best interest of the fund.